Exhibit 4

        The following, which highlights certain key aspects of the Lazard Report, is qualified in its entirety by the full text of the Report. You should refer to the full text of the Report which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Lazard in connection with the Report, as well as other important disclosures regarding Lazard and the Report. The Report is available online at www.enhancetimewarner.com.

Lazard Report Concludes that Time Warner Has Been Managed for the Short-Term at an
Estimated Cost to Shareholders of At Least $40 Billion in Value

Time Warner Should be Separated into Four Independent, Public Companies

Detailed 350 Page Analysis Supports Implied Value

Per TWX Share of Approximately $23.30—$26.60

        New York, NY, February 7, 2006—A Lazard study released today (the "Report"), concludes that Time Warner Inc. ("Time Warner" or "TWX") has been managed for the short-term and that the Board's decisions have cost shareholders at least $40 billion in value. Time Warner's stock has underperformed all relevant indices since May 2002 including a weighted index representing Time Warner's various businesses (by -38%)(a), a diversified media index (by -2%), DJIA (by -7%), S&P500 (by -17%) and NASDAQ (by -32%).(b) This underperformance has occurred despite TWX owning a preeminent collection of media assets.

        Lazard was engaged by certain Time Warner shareholders to provide an independent perspective on Time Warner's strategic position and valuation. These shareholders reserve the right to disagree with Lazard's conclusions and recommendations.

        The Report was designed to examine the actual record and lift the fog around Time Warner. The Report notes the Board's lack of a long-term strategy during a period of accelerated change in the media environment. This resulted in an under-investment in Time Warner's businesses, a loss of direction, influence and growth at AOL, an inappropriate financial posture and misplaced bet on the financial markets, and a bloated cost structure. In providing recommendations to enhance shareholder value, the Report concludes that Time Warner should disaggregate its assets, develop a long-term approach for each of its businesses, exploit the financial capacity of its businesses, streamline its cost structure and reinvest for growth.

        The Report recommends that Time Warner be split into four independent public companies, via tax-free spin-offs ("Separation"), and repurchase in the aggregate approximately $20 billion of stock through a series of dutch auction tender offers. Over time, these initiatives could generate approximately $40 billion in incremental value for TWX shareholders. This amount does not include the billions of dollars transferred or lost by Time Warner from missed opportunities.

The Problem:

        The Report states that TWX's strategy has been short-term oriented. This has resulted in numerous contradictions and missteps that have undermined TWX's strategic position and limited growth in shareholder value.

  •
  Starting in 2002, Time Warner underestimated its future cash flows and financial capacity and misjudged the financial markets. Because of these miscalculations, TWX adopted a financial program of debt reduction at a time of historically attractive long-term rates and abundant liquidity. This resulted in an under-investment in the business, a tentative posture toward acquisition opportunities, the untimely divestiture of core assets and a delay in the authorization of a share repurchase program.

  •
  Time Warner under-invested in its businesses (other than pre-committed investments at Time Warner Cable), missed important strategic opportunities and disposed of core assets.

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  Time Warner's missteps have been particularly value-destroying at AOL. Since 2002, almost every strategic decision concerning AOL has been wrong.

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  TWX has failed to nurture or invest in AOL, which has been managed as a declining annuity without the necessary reinvestment in new technologies, services or products.

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  AOL committed to a flawed "walled garden" strategy charging users for access to its content and services and not focusing on the advertising opportunity as pursued by Yahoo and others. This reliance on a walled garden approach beyond its useful life compromised AOL's ability to participate in the growth of the all important paid search and advertising categories.

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  TWX failed to market a bundled broadband AOL offering with Time Warner Cable until 2005, notwithstanding the loss of millions of AOL subscribers.

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  AOL has not taken advantage of its market leading position in instant messaging to develop a powerful position in the emerging VoIP services sector due to internal roadblocks and a competing strategy at Time Warner Cable.

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  AOL has not invested in the development or acquisition of proprietary services (such as classifieds, auctions and search); rather, it has relied on short-term traffic partnerships, which have benefited its partners, and, not AOL in the long-term.

      These critical strategic mistakes have handicapped AOL's development and growth, and allowed competitors, such as Google and Yahoo, to secure powerful market positions.

    •
    Errors in judgment extend beyond AOL.

    •
    Unlike its competitors, the Networks business has not created any new, successful, broadly distributed channels.

    •
    Unlike in earlier years, since 2002, Publishing has failed to launch any new US titles that have materially contributed to earnings. It has also failed to invest sufficiently in its online future despite its powerful brands and access to the AOL platform.

    •
    Lastly, the debt reduction and cash conservation program led to the inopportune sale of core assets. Examples include the sales of Comedy Central and Warner Music Group at a cost of billions of dollars to shareholders.

  •
  Time Warner has further eroded the strategic competitiveness of its businesses through ineffective deal execution. Since the merger, TWX was forced to acquire AOL Europe from Bertelsmann for $6.75 billion and failed to acquire both AT&T Broadband (missing the opportunity to be the largest US cable operator) and MGM (missing the opportunity to further build the Warner Bros. library and become an unrivaled competitor).

  •
  Compounding these strategic and financial missteps is Time Warner's bloated cost structure.    TWX has not demonstrated that operating efficiencies can be generated among the various business units, but has nevertheless created a large and costly corporate structure. Time Warner's corporate overhead has increased by over 40% since the beginning of 2002. Most of these costs are duplicative with those incurred at the divisions, creating dis-synergies, and are value-destroying for TWX shareholders.

The Remedy:

        The Report concludes that Time Warner should reconfigure its corporate structure and financial profile through the Separation and repurchase $20 billion in the aggregate of stock through a series of dutch auction tender offers.

        Time Warner shareholders, as a result of the restructuring, would have a direct ownership stake in New TWX (which would consist of the Networks and Filmed Entertainment divisions) and direct ownership stakes in three new public, "pure-play" companies: AOL, Publishing and Time Warner Cable (each a "SpinCo"). All TWX shareholders would be treated equally through pro rata, tax-free distributions reflecting their existing ownership interest in Time Warner stock. The Separation of the businesses is expected to provide substantial and tangible operating, strategic and financial benefits to New TWX and each SpinCo and should create the greatest sustainable long-term value for shareholders. In completing the Report, Lazard relied on public information, which suggests that there are no insurmountable tax or other hurdles to effect the Separation.

        The Report recommends that Time Warner and certain of the SpinCos initiate share repurchases that, together with shares already repurchased by Time Warner in 2005, would bring total share buybacks to approximately $20 billion. The additional share repurchases would be effected through a series of dutch auction tender offers. The larger and immediate share repurchases should allow each of New TWX and the SpinCos to more appropriately lever its balance sheet, optimize its cost of capital, improve its return on equity, accelerate its free cash flow and EPS growth, and return excess capital to shareholders.

        The Report states that the proposed restructuring should, over time, reduce the valuation gap between the current market price of TWX and the estimated intrinsic value of the assets given a number of possible benefits, including:

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  Enhanced strategic focus

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  Development of a natural shareholder base and ability to highlight the value of each    business

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  Creation of an optimal capital structure for each business

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  Streamlining of cost structures

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  Creation of acquisition currencies/platforms

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  Ability to use equity-based incentives to attract and retain management talent

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  Potential realization of a change of control premium

        According to the Report, the premise that TWX's businesses are better off under the Time Warner umbrella is flawed. Each of New TWX and the SpinCos should be more nimble and better positioned to innovate and compete in the swiftly changing media environment. The Report observes that each company would be the largest or a leading competitor in its respective sector with above average revenue and OIBDA growth prospects and would likely trade, on a fully distributed basis, at a premium valuation (with the exception of AOL). Each company is expected to become a "must own" equity within its sector given its large market capitalization, substantial trading liquidity and shareholder-friendly corporate governance features including one class of voting stock.

        The implied multiples for each of New TWX and the SpinCos, as presented in the Report, is shown on the following table:

	Implied Multiple(c)				Enterprise Value (incl. Unconsolidated Assets)
Division
	Low		High		Low	High
AOL	8.8	x	10.6	x	$17,500	$21,000
New TWX (Networks + Film)	11.8		13.0		55,856	61,356
Publishing	9.9		11.1		12,650	14,150
Time Warner Cable	8.0		9.0		43,331	48,531

Total	9.7	x	10.9	x	$129,337	$145,037

        The Separation, combined with the repurchase of approximately $20 billion of stock and a reduction in the cost structure, should result in an implied value per Time Warner share of approximately $23.30 - $26.60.

	Low		High
TWX Share Price (01/27/06)	$17.29
Increase in Value from Separation	$3.55		$6.50
Decrease in Value from NOL Usage(d)	(0.08)		(0.08)
Increase in Value from Corp Overhead Reductions(e)	0.70		0.78
Increase in Value from SG&A Cost Reductions(f)	1.06		1.19
Implied TWX Share Price	$22.52		$25.68
Increase in Value from Dutch Auction(g)	0.78		0.89
Implied Low TWX Share Price (Post-Dutch Auction)	$23.30		$26.57
Consolidated TWX Implied Multiplies:
2006PF OIBDA	9.7	x	10.9	x
2006PF FCF	20.8		24.0

        The proposed share repurchase programs, which are discussed in the Report, are critical components in optimizing the capital structures of New TWX and the SpinCos and support the Report's valuation results. The repurchase of shares should lead to an increase in the growth of EPS and free cash flow per share, which should, over time, have a positive impact on the valuation multiples. The Report recommends that New TWX and the SpinCos maintain investment grade credit profiles. The proposed restructuring is intended to provide each company with the financial flexibility to reinvest in its operations in order to drive growth and strengthen its market leadership position.

        Lazard separately noted that the recent quarterly earnings results were not surprising with revenue growth in 2005 under 4% and continued erosion of AOL's market position.

        The Report concludes that a recommitment to the long-term development of Time Warner is necessary. The recent incremental steps (including modest cost-cutting initiatives at certain divisions and an increase in the pace of share repurchases) in response to shareholder pressure are insufficient. Time has not been friendly to Time Warner, and the need to implement change is urgent.

The Report is available online at www.enhancetimewarner.com.

About Lazard

        Lazard, one of the world's preeminent financial advisory and asset management firms, operates from 29 cities across 16 countries in North America, Europe, Asia, Australia and South America. With origins dating back to 1848, the firm provides services including mergers and acquisitions advice, asset management, and restructuring advice to corporations, partnerships, institutions, governments, and individuals. Lazard has been retained as independent contractor to the Icahn Parties and has no fiduciary, agency or other relationship to the Icahn Parties or to any other party, all of which are disclaimed. A large portion of the compensation to be received by Lazard is payable in the form of an incentive fee that is directly tied to the stock price performance of Time Warner Inc.

Footnote References:

(a)
The overall index used to benchmark TWX's stock price performance is weighted so that the performance of five sub-indices reflects the 2005E Operating Income Before Depreciation and Amortization ("OIBDA") contribution (pre-corporate) of each of TWX's five divisions. AOL, Networks, Filmed Entertainment, Publishing and Time Warner Cable represent 16%, 25%, 11%, 10% and 38%, respectively, of the total 2005E OIBDA of TWX (pro forma for the Adelphia/Comcast transactions).

(b)
Percentages are based on Time Warner's stock price as of February 6, 2006.

(c)
Implied multiples based on enterprise value excluding unconsolidated assets.

(d)
Assumes NOLs are used by AOL rather than New TWX. Reflects value lost due to timing of utilization of tax benefits.

(e)
Assumes corporate overhead and intersegement eliminations are reduced to a total of $100 million in 2006.

(f)
Assumes 5.0% of savings across total SG&A for each division.

(g)
Reflects only the impact of the $11 billion dutch tender and $1.960 billion of share repurchases assumed to have occurred prior to December 31, 2005 at TWX and does not reflect any incremental value that may be captured by the repurchase of shares through the dutch tenders at Time Warner Cable ($5 billion dutch tender) and Publishing ($2 billion dutch tender). All repurchases are assumed to occur at $18.00 per share. Additional debt borrowed at an assumed blended interest cost of 6.5%.

Important Disclosures

        The Lazard Report was prepared at the request and on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, American Real Estate Partners, L.P., Carl C. Icahn, Franklin Mutual Advisers, LLC, JANA Partners LLC, JANA Master Fund, Ltd., S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC and certain of their respective affiliates (the "Icahn Parties").

        The Lazard Report was based solely on information contained in the public domain and related Lazard analyses. Lazard relied upon and assumed, has not attempted to independently investigate or verify and does not assume any responsibility for, the accuracy, completeness or reasonableness of such information, including published or Lazard-prepared forecasts, projections, estimates (collectively, the "Projections") or other information included or otherwise used herein. No representation or warranty, express or implied, is made as to the accuracy or completeness of any information included or otherwise used herein or the Lazard Report, and nothing contained herein or in the Lazard Report is, or shall be relied upon as, a representation or warranty, whether as to the past, the present or the future. Lazard expresses no view as to any Projections or the assumptions on which they were based. Please refer to the full text of the Lazard Report, which is available online at www.enhancetimewarner.com, as it contains, among other things, additional important disclosure regarding Lazard and the Lazard Report.

        SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, AMERICAN REAL ESTATE PARTNERS, L.P., FRANKLIN MUTUAL ADVISERS, LLC, JANA PARTNERS LLC, JANA MASTER FUND, LTD., S.A.C. CAPITAL ADVISORS, LLC, S.A.C. CAPITAL ASSOCIATES, LLC, FRANK J. BIONDI, JR. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF TIME WARNER INC. FOR USE AT ITS ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.

WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF TIME WARNER INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY ICAHN PARTNERS LP ON FEBRUARY 7, 2006.